SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF) No. 33.042.730/0001-04

State Registry (NIRE) No. 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional (BOVESPA: CSNA3; NYSE: SID) (“CSN” or “Company”), pursuant to Article 157, Paragraph 4, of Law 6404/76, as amended, and to the Securities and Exchange Commission's Instruction 358/02, as amended, hereby announces to its shareholders and to the market in general that, at a meeting of the Board of Directors held on December 15, 2016, the Company's new Policy for the Disclosure of Act or Material Fact and the Trading of Securities was approved (“Disclosure and Trading Policy”).

The new Disclosure and Trading Policy changed the means by which the Company discloses its Acts and Material Facts, which are now disclosed through News Portal of Folha de São Paulo, at the web address http://publicidadelegal.folha.uol.com.br]. In addition to this, the Company also highlights that its Acts or Material Facts will continue to be disclosed also at the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), of BM&FBovespa S.A. - Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br) and of the investor relations of the Company (www.csn.com.br/ri/).

The Company also announces that it will update its Registration Form to reflect the change mentioned above.

São Paulo, December 16, 2016.

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 16, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.